# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SoFi Technologies, Inc., CIK 0001818874
CUSIP: 83406F102
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 234 1ST STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 07/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 65,326,866; sole dispositive power 0; shared dispositive power 65,326,866; aggregate amount beneficially owned 65,326,866 (5.5% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,385; sole dispositive power 0; shared dispositive power 26,385; aggregate amount beneficially owned 26,385 (0% of the class)
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 33,950,206; sole dispositive power 0; shared dispositive power 33,950,206; aggregate amount beneficially owned 33,950,206 (2.9% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 31,350,275; sole dispositive power 0; shared dispositive power 31,350,275; aggregate amount beneficially owned 31,350,275 (2.6% of the class)

## Item 1. Issuer
Name of issuer: SoFi Technologies, Inc.
Address of issuer's principal executive offices: 234 1ST STREET, SAN FRANCISCO, CALIFORNIA, 94105.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Options, LLC; Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 65326866
Percent of class: 5.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 65326866
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 65326866

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary

Jane Street Capital, LLC
Jane Street Global Trading, LLC
Jane Street Options, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Jim Dieterich, Managing Director (08/06/2025)
- Jane Street Capital, LLC: Jim Dieterich, Managing Director (08/06/2025)
- Jane Street Options, LLC: Jim Dieterich, Managing Director (08/06/2025)
- Jane Street Global Trading, LLC: Jim Dieterich, Managing Director (08/06/2025)